UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                       0-3579974
                                                                    CUSIP NUMBER
                                                                       55272V106

  (Check one):   [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K
                 [ ] Form 10-Q   [ ] Form 10-D  [ ] Form N-SAR

                            __Form N-CSR

                  For Period Ended: December 31, 2005
                  __Transition Report on Form 10-K
                  __Transition Report on Form 20-F
                  __Transition Report on Form 11-K
                  __Transition Report on Form 10-Q
                  __Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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 PART I -- REGISTRANT INFORMATION
 MFC Development Corp.
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 Full Name of Registrant

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 Former Name if Applicable

 271 North Avenue, Suite 520
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 Address of Principal Executive Office (Street and Number)

 New Rochelle, NY 10801
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 City, State and Zip Code

 PART II -- RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
          [X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III -- NARRATIVE

 State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 The Company is not able to file its Annual Report on Form 10-K without unreasonable effort or expense due to the ministerial, accounting, and information gathering issues incident to the Company's recently completed stock acquisition of Worldwide Excellence, Inc. and the Company's recent change of its fiscal year ending period from February 28 to December 31. In light of the stock acquisition being treated as a reverse merger for accounting purposes and change in the Company's fiscal year, the Company has had to expend additional time and commit additional resources to gather information and data to account for the change in fiscal year and the change in historical reporting entities.

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


 PART IV -- OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

Victor Brodsky                                           914 -636-3432
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(Name)                                           (Area Code) (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). (X) Yes ( ) No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 (X) Yes ( ) No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 As a result of its recently completed acquisition of all the outstanding shares of the capital stock of Worldwide Excellence, Inc., the Company anticipates that there will be significant changes in the consolidated results of operations from the corresponding period for the last fiscal year (after giving effect to the reverse merger), which will be reflected by the Company's earnings statements. The Company is unable to give a reasonable estimate of the change in results until the audit process has been completed.


 MFC DEVELOPMENT CORP.
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 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: March 31, 2006

                            By: /s/ Victor Brodsky
                                ------------------------------------------
                                              Victor Brodsky
                                Vice President and Chief Financial Officer
                                (Principal Financial and Accounting Officer)